Exhibit 99.55

For Immediate Release:

HudBay Reports Second Quarter 2008 Results

Highlights

•	Revenues of $284.0 million, representing an increase of 5% over Q1 2008

•	Copper and gold sales from domestic concentrates contribute 51% of Q2 2008 revenues

•	Operating cash flow[1] of $70.7 million

•	Net earnings of $33.2 million or $0.26 per share

•	Skye Resources’ world class nickel project expected to significantly enhance HudBay’s growth profile

Winnipeg, Manitoba – July 30, 2008 - HudBay Minerals Inc. (TSX:HBM) (HudBay or the Company) today released its second quarter 2008 results. Net earnings in the second quarter were $33.2 million compared with $69.1 million in the second quarter of 2007. The lower earnings primarily reflect a lower average realized price for zinc, higher costs of purchased copper concentrates, planned lower sales of copper and the year over year appreciation in the Canadian dollar versus the U.S. dollar. HudBay had a strong quarter operationally, delivering $70.7 million in operating cash flow and at the same time significantly advancing its strategy of growth through opportunistic investment, aggressive exploration and optimizing operations.

“Our team has accomplished a great deal through the first six months of 2008,” said Allen Palmiere, President & CEO. “Production is tracking well in relation to our full year plan and operating cash flow continues to be strong. We are seeing excellent results from our exploration program, and we’ve announced the proposed business combination with Skye Resources, which represents a tremendous long term opportunity for HudBay and its shareholders.”

FINANCIAL HIGHLIGHTS

($000’s except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Revenue	284,035	358,298	555,672	707,440
Earnings before tax	64,542	121,953	111,139	239,468
Net earnings	33,202	69,139	54,754	132,215
EBITDA[2]	86,351	140,119	157,316	292,638
Operating cash flow	70,721	137,660	141,372	280,160
Basic EPS [3]	0.26	0.55	0.43	1.05
Cash and cash equivalents[4]	728,986	564,685	728,986	564,685
Total assets[4]	1,562,927	1,426,587	1,562,927	1,426,587

[1]	Operating cash flow before changes in non-cash working capital.
[2]	Earnings before interest, taxes, depreciation and amortization, gain (loss) on derivative instruments, interest and other income and exploration.
[3]	Earnings per share.
[4]	At June 30th.

INVESTMENT UPDATE

A key element of HudBay’s value creation strategy is to build scale and scope through opportunistic investments that complement the Company’s existing operations. In support of this strategy, on June 23, 2008, HudBay and Skye Resources Inc. (Skye) announced by news release a definitive agreement to combine their respective businesses. Skye’s world class Fenix Nickel Project in Guatemala includes 41.1 million tonnes of reserves as well as a large resource base and is capable of near term production with a projected mine life of 30 years, and significant opportunity for expansion5. Following completion of the proposed transaction, HudBay’s expanded profile is expected to include:

•	a large increase in reserves and resources;

•	a diversified multi-metal resource base;

•	an attractive mix of producing, development and exploration assets that provides a solid platform for future growth; and

•	a strong balance sheet with significant cash and solid operating cash flow going forward.

A meeting of Skye’s securityholders to approve the proposed business combination is scheduled for August 19, 2008. Completion of the transaction also remains subject to court and regulatory approval.

EXPLORATION UPDATE

HudBay is advancing one of the most aggressive exploration programs in Canada and is targeting to spend approximately $43 million on exploration in 2008, which follows the Company’s $41 million expenditure in 2007. Total exploration spending was $13.0 million in the quarter and $21.5 million during the first six months of 2008. Exploration activities in the first six months of the year focused primarily on HudBay’s exploration territories in the prolific Flin Flon Greenstone Belt, including the Company’s Lalor Lake zinc discovery. Capitalized exploration on the Lalor Lake property was $4.7 million. In-mine exploration accounted for approximately $3.2 million of the Company’s exploration spending in the first six months and is aimed at continuing HudBay’s tradition of annually expanding in-mine reserves and resources.

Lalor Lake Deposit – In 2007 HudBay discovered the Lalor Lake deposit and subsequently announced a conceptual estimate for the deposit of a potential of 18 to 20 million tonnes at 7.7% to 8.8% zinc 6. On March 3, 2008, the Company issued a news release announcing additional assays that indicated the potential for significant precious metals in the deposit. Also, certain of the drill hole results have assayed higher grades of copper. HudBay is continuing to drill at Lalor Lake with six rigs to define the extent and confidence in the interpretation of the deposit and expects to complete a National Instrument 43-101 compliant resource estimate on the deposit in August 2008.

[5]	Source: Skye Resources’ report dated September 15, 2007 titled, “Technical Report on an Update to the Fenix Project, Izabal Guatemala.”
[6]

The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007, titled “HudBay Announces Significant New Zinc Discovery at Lalor Lake.”

FINANCIAL AND OPERATING RESULTS

The bracketed values that follow denote the comparative figures for the respective periods in 2007.

Production and Sales

HudBay’s production in the second quarter and through the first half of 2008 continued to track well in relation to the Company’s expectations for its overall 2008 targets. As highlighted in the table below, zinc production increased by 9% in the second quarter and by 10% in the first half of 2008 compared with the respective periods of 2007. As expected, copper production is lower in 2008, due to HudBay’s planned lower copper smelter production levels, which are necessary to meet the Government of Canada’s 2008 air release limit targets for sulphur dioxide. 2008 gold production has been comparable to 2007 levels, and silver production has increased significantly owing to higher silver content in the purchased concentrates processed to date in 2008.

		Three Months Ended June 30		Six Months Ended June 30
		2008	2007	2008	2007
Production[7]
Zinc	tonnes	33,672	30,805	68,382	62,213
Copper	tonnes	17,384	22,752	36,656	44,476
Gold	troy oz.	28,506	27,617	51,505	51,830
Silver	troy oz.	524,608	343,599	961,521	696,046
Metal Sold
Zinc[8]	tonnes	34,802	33,121	67,718	64,978
Copper	tonnes	18,957	22,565	39,559	47,227
Gold	troy oz.	30,311	23,696	50,119	53,412
Silver	troy oz.	554,733	310,477	838,200	694,396

Sales volumes of zinc increased by 5% to 34,802 tonnes in Q2 2008 and by 4% to 67,718 in the first half of 2008, reflecting increased production levels. Copper sales at 18,957 tonnes and 39,559 tonnes in the second quarter and first half of 2008 respectively, while lower than the same periods in 2007, are in line with HudBay’s expectations for the full year. Copper sales have exceeded HudBay’s copper production levels in 2008, reflecting the partial reduction of copper inventory that built up in previous periods. Sales of gold and silver in the second quarter of 2008, at 30,311 ounces and 554,733 ounces respectively, were higher than in Q2 2007 and reflective of higher production levels of both metals. During the first six months of 2008, gold sales were marginally lower than in 2007 at 50,119 ounces and silver sales increased significantly from the same period in 2007, owing to higher contained silver in purchased concentrates.

Earnings

Net earnings were $33.2 million in the second quarter of 2008, or $0.26 per share ($69.1 million, or $0.55 per share). The lower Q2 2008 earnings versus Q2 2007 were primarily due to: decreased revenues from lower zinc prices and lower copper sales volumes; reduced interest and other income; and a stronger Canadian dollar versus the US dollar in Q2 2008. These impacts were partially offset by lower operating and other expenses as well as decreased tax expense arising from lower earnings before tax.

[7]	Zinc production includes Balmat payable metal in concentrate shipped. 2008 production excludes copper, gold and silver produced from processing recycled spent anode.
[8]	Zinc sold includes sales to Zochem and the Balmat payable metal in concentrate shipped (including to HBMS).

Specific components of the lower earnings in the second quarter of 2008 versus the second quarter of 2007 are as follows:

•	Lower revenues decreased earnings before tax by $74.3 million.

•	Lower operating costs increased earnings before tax by $8.9 million.

•	Decreases in other expenses increased earnings before tax by $12.0 million, largely due to foreign exchange (gain) loss, which improved by $13.3 million.

•	Lower interest and other income, which decreased earnings before tax by $5.9 million.

•	Other items increased earnings before tax by $1.8 million.

•	Lower tax expenses increased net earnings by $21.6 million.

Net earnings were $54.8 million or $0.43 per share in the first six months of 2008 ($132.2 million or $1.05 per share). The lower year over year earnings are primarily attributable to lower revenues due to a lower realized zinc price and lower copper sales volumes and a stronger Canadian dollar versus the US dollar through the first half of 2008. More specific details on the contributors to the lower earnings in the first half of 2008 are as follows:

•	Lower revenues decreased earnings before tax by $151.8 million.

•	Lower operating costs increased earnings before tax by $6.7 million.

•

Decreases in other expenses increased earnings before tax by $7.9 million, largely due to foreign exchange (gain) loss, which improved by $16.7 million, offset in part by increases in general and administrative costs.

•	Reduced losses on derivative instruments increased earnings before tax by $7.0 million.

•	Other items increased earnings before tax by $1.9 million.

•	Lower tax expenses increased net earnings by $50.9 million.

Revenue

Total revenue in Q2 2008 was $284.0 million ($358.3 million). Revenues in the quarter reflect a lower average realized zinc price of US$1.03/lb compared with US$1.75/lb in the second quarter of 2007, lower copper sales volumes and appreciation in the Canadian dollar. These decreases were partly offset by higher average realized prices for copper, gold and silver, as well as higher sales volumes of zinc, gold and silver.

Total revenue during the first six months of 2008 was $555.7 million compared with $707.4 million in the same period of 2007. Lower revenue in the first half of 2008 is attributable to a lower average realized zinc price of US$1.11/lb compared with US$1.70/lb in the first half of 2007, appreciation in the Canadian dollar and lower sales volumes of copper and gold. These reductions were partially offset by higher average realized prices for copper, gold and silver as well as higher sales volumes of zinc and silver.

Realized Metal Prices1 and Exchange Rate

		Q2 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		HudBay Realized Prices [1] Six Months Ended
			Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Prices in US$
Zinc	US$/lb.	0.96	1.03	1.75	1.11	1.70
Copper	US$/lb.	3.83	3.79	3.53	3.64	3.16
Gold	US$/troy oz.	896	925	665	891	657
Silver	US$/troy oz.	17.17	17.75	13.33	17.04	13.39
Prices in C$
Zinc	C$/lb.	0.97	1.04	1.92	1.12	1.93
Copper	C$/lb.	3.87	3.82	3.89	3.66	3.57
Gold	C$/troy oz.	905	937	725	899	743
Silver	C$/troy oz.	17.35	18.00	14.55	17.22	15.16
Exchange rate	US$1 to C$	1.01	1.01	1.10	1.01	1.13

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

Operating expenses were $188.5 million in Q2 2008 ($197.3 million) and $375.2 million in the first half of 2008 ($381.9 million). The lower expenses in the second quarter and first six months of 2008 primarily reflect lower copper sales volumes, the appreciation of the Canadian dollar versus the US dollar, which favourably affected US dollar denominated operating costs, and lower profit sharing expense. These reductions were partially offset by higher costs for purchased copper concentrates, generally higher costs for mining and processing and higher net profits interest expenses associated with the Callinan agreement.

Tax Expense

Tax expense in Q2 2008 was $31.3 million ($52.8 million) and $56.4 million in the first half of 2008 ($107.3 million). The year over year decreases reflect lower taxable income in 2008 versus 2007 partially offset by a higher effective tax rate. The higher effective tax rate in 2008 relates to the non-deductibility of certain expenses and valuation allowance adjustments related to US operations. Q2 2008 tax expense consists of $22.1 million of income tax expense ($38.8 million) and $9.2 million of mining tax expense ($14.0 million). Tax expense in the first half of 2008 consists of $39.5 million of income tax expense ($77.4 million) and $16.9 million of mining tax expense ($29.8 million).

For further information, please see the attached selected financial information for the periods ended June 30, 2008 and 2007. Please also see HudBay’s consolidated financial statements together with Management’s Discussion and Analysis of Operations and Financial Condition for the three and six months ended June 30, 2008. A copy of HudBay’s consolidated financial statements for the three and six months ended June 30, 2008 as well as its MD&A for the three and six months ended June 30, 2008 are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The Company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

The technical data with respect to HudBay’s Lalor Lake deposit contained in this news release has been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HudBay’s Hudson Bay Exploration and Development Company Limited subsidiary, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto, HudBay s exploration program and planned expenditures, possible results with respect to Lalor Lake as well as HudBay s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information with respect to the proposed Skye transaction is based include, without limitation, that the securityholders of Skye will approve the transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore reserves, resources, grade or recovery rates, risks relating to international operations, economic factors, government regulation and approvals, environmental and reclamation risks, actual results of exploration activities, fluctuating metal prices and currency exchange rates, costs, timing and amount of future production, changes in project parameters, conclusions of economic evaluations, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and the availability of skilled labour and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, capital expenditures and requirements for additional capital, the business of HudBay and Skye not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-F)

To view the Management’s Discussion and Analysis, please click the following link:

http://media3.marketwire.com/docs/hbmmdaQ208.pdf

To view the Financial Statements, please click the following link:

http://media3.marketwire.com/docs/hbmifsQ208.pdf

For further information:

Brad Woods

Director Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Revenue	$284,035	$358,298	$555,672	$707,440

Expenses:
Operating	188,487	197,344	375,190	381,852
Depreciation and amortization	22,847	23,294	47,080	45,168
General and administrative	5,600	4,898	15,453	9,471
Stock-based compensation	2,964	2,074	7,492	6,783
Accretion of asset retirement obligations	904	789	1,808	1,578
Foreign exchange (gain) loss	(271)	13,074	(1,587)	15,118

	220,531	241,473	445,436	459,970

Operating earnings	63,504	116,825	110,236	247,470

Exploration	(6,480)	(10,512)	(12,576)	(18,261)
Interest and other income	6,806	12,721	14,508	18,319
Gain (loss) on derivative instruments	712	2,919	(1,029)	(8,060)

Earnings before tax	64,542	121,953	111,139	239,468
Tax expense	31,340	52,814	56,385	107,253

Net earnings for the period	$33,202	$69,139	$54,754	$132,215

Earnings per share:
Basic	$0.26	$0.55	$0.43	$1.05
Diluted	$0.26	$0.54	$0.43	$1.03

Weighted average number of common shares outstanding:
Basic	126,447,836	126,656,543	126,456,329	126,398,873
Diluted	127,536,154	128,440,639	127,546,556	128,337,978

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets

Unaudited

(In thousands of Canadian dollars)

	June 30, 2008	December 31, 2007
Assets:
Current assets:
Cash and cash equivalents	$728,986	$757,574
Accounts receivable	56,724	71,511
Inventories	164,448	183,739
Prepaid expenses and other current assets	8,115	7,646
Cash held in trust	3,316	—
Current portion of fair value of derivatives	7,122	7,635
Future income and mining tax assets	20,510	43,809

	989,221	1,071,914
Property, plant and equipment	457,983	450,334
Investments, at equity	95,221	—
Other assets	20,502	29,379

	$1,562,927	$1,551,627

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable and accrued liabilities	$107,031	$142,994
Taxes payable	1,072	6,409
Current portion of other liabilities	47,497	41,605

	155,600	191,008
Long-term debt	—	3,208
Pension obligations	37,549	38,846
Other employee future benefits	72,587	70,153
Asset retirement obligations	36,230	35,046
Obligations under capital leases	301	1,611
Future income tax liabilities	6,357	718
Fair value of derivatives	25,557	19,804

	$334,181	$360,394

Shareholders’ equity:
Share capital:
Common shares	$310,253	$311,143
Warrants	1	1
Contributed surplus	21,733	16,633
Retained earnings	916,326	868,857
Accumulated other comprehensive income (loss)	(19,567)	(5,401)

	1,228,746	1,191,233

	$1,562,927	$1,551,627

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net earnings for the period	$33,202	$69,139	$54,754	$132,215
Items not affecting cash:
Depreciation and amortization	22,847	23,294	47,080	45,168
Stock-based compensation	2,964	2,074	7,492	6,783
Accretion expense on asset retirement obligations	904	789	1,808	1,578
Foreign exchange (gain) loss	(451)	8,274	(1,094)	8,746
Change in fair value of derivatives	(3,681)	(6,218)	(3,769)	6,265
Future tax expense	12,392	41,940	30,698	83,799
Revenue reclassified from OCI	1,173	—	1,739	—
Other	1,371	(1,632)	2,664	(4,394)

	70,721	137,660	141,372	280,160
Change in non-cash working capital	10,482	(54,650)	(1,339)	(41,259)

	81,203	83,010	140,033	238,901

Financing activities:
Repayment of loans payable	(7,500)	(4,000)	(7,500)	(4,000)
Repayment of obligations under capital leases	(719)	(1,003)	(1,775)	(1,992)
Repurchase of common shares	—	—	(10,999)	—
Proceeds on exercise of warrants	—	—	—	10
Proceeds on exercise of stock options	397	4,424	432	5,922

	(7,822)	(579)	(19,842)	(60)

Investing activities:
Additions to property, plant and equipment	(30,523)	(26,529)	(54,729)	(50,490)
Purchase of investments	(95,221)	(400)	(95,221)	(400)

	(125,744)	(26,929)	(149,950)	(50,890)

Effect of exchange rate changes on cash and cash equivalents	301	(8,589)	1,171	(9,130)

Change in cash and cash equivalents	(52,062)	46,913	(28,588)	178,821
Cash and cash equivalents, beginning of period	781,048	517,772	757,574	385,864

Cash and cash equivalents, end of period	$728,986	$564,685	$728,986	$564,685

Cash and cash equivalents is composed of:
Cash on hand and demand deposits	$84,696	$51,099	$84,696	$51,099
Short term money market instruments	644,290	513,586	644,290	513,586

	$728,986	$564,685	$728,986	$564,685

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Retained earnings, beginning of period	$883,124	$704,794	$868,857	$642,723
Net earnings for the period	33,202	69,139	54,754	132,215
Transition adjustment - financial instruments	—	—	—	(1,005)
Share repurchases	—	—	(7,285)	—

Retained earnings, end of period	$916,326	$773,933	$916,326	$773,933

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net earnings for the period	$33,202	$69,139	$54,754	$132,215
Other comprehensive loss, net of tax:
Net losses on cash flow hedges	(1,261)	(11,267)	(13,317)	(14,217)
Net losses on available-for-sale investments	(54)	(102)	(871)	(2,087)
Currency translation adjustments	(5)	(63)	22	(70)

	(1,320)	(11,432)	(14,166)	(16,374)
Comprehensive income for the period	$31,882	$57,707	$40,588	$115,841

See accompanying notes to interim consolidated financial statements